UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Amendment #1

                    Under the Securities Exchange Act of 1934

                                Ovale Group, Inc.
                       -----------------------------------
                                (Name of Issuer)

                      Common Stock, par value no par share
                       ----------------------------------
                         (Title of Class of Securities)

                                   690 144 100
                          -----------------------------
                                 (CUSIP Number)

                                 Vladimir Fabert
                                 c/o Ovale S.A.
                             36 Boulevard Helvetique
                          CH - 1207 Geneva, Switzerland
                                 41-22-593-00-77
                         ------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  April 3, 2008
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAME OF REPORTING PERSON.
            Vladimir Fabert

    S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / / (b) /x /

3   SEC USE ONLY

4   SOURCE OF FUNDS      PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6   CITIZENSHIP OR PLACE OF ORGANIZATION       France

NUMBER OF SHARES  BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:   3,085,875

8   SHARED VOTING POWER:   0

9   SOLE DISPOSITIVE POWER:  3,085,875

10  SHARED DISPOSITIVE POWER: 0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       3,085,875

12  CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES   /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   19.2%

14  TYPE OF REPORTING PERSON*       IN

Item 1.   Security and Issuer

This Statement relates to the Common Stock, no par value ("Shares"), of Ovale Group, Inc., a New Jersey corporation ("OVLG"). Ovale Group, Inc.'s principal executive office is located at c/o Ovale S.A., 36 Boulevard Helvitique, CH - 1207 Geneva, Switzerland.


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

Item 2.   Identity and Background

(a) The Reporting Person is Vladimir Fabert.

(b) His business address is: c/o Ovale S.A., 36 Boulevard Helvitique, CH - 1207 Geneva, Switzerland.

(c) His present occupation is CEO of Ovale Group, Inc. His address is: 36 Boulevard Helvetique, CH - 1207 Geneva, Switzerland.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a French citizen.

Item 3.   Source and Amount of Funds or Other Consideration

The source of funds were personal funds.

Item 4.   Purpose of Transaction

1,136,334 OVLG shares were acquired by the Reporting Person at the Second Closing of the Exchange Agreement between Ovale Group, Inc. and the shareholders of Ovale, S.A., a Swiss societe anonyme. This brought the total number of shares owned by Mr. Fabert to 3,085,875. Mr. Fabert denies beneficial ownership of 720,000 shares of OVLG owned by his wife, Alexandra Fabert. The Exchange Agreement is described in the Definitive Proxy Statement of Ovale Group, Inc. which was filed on November 13, 2007 and subsequent filings by Ovale Group, Inc.

Item 5.   Interest in Securities of the Issuer

 See answer to Item 4.

Except as disclosed on this Statement, there was no other transaction in the Shares that was effected during the past 60 days or since the most recent filing of Schedule 13D. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The Reporting Person is not a party to any agreement involving the voting of the Shares.

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

Item 7.  Exhibits

1. Exchange Agreement dated September 15, 2004 between the Company and Ovale, S.A. incorporated by reference to Exhibit A to the Proxy Statement of OVGL filed on November 13, 2007.
2. Amendment, dated November 8, 2004, to Exchange Agreement dated September 15, 2004 between the Company and Ovale, S.A. incorporated by reference to Exhibit B to the Proxy Statement of OVGL filed on November 13, 2007.
3. Second Amendment, dated January 3, 2006, to the Exchange Agreement dated September 15, 2004,incorporated by reference to Exhibit C to the Proxy Statement of OVGL filed on November 13, 2007.
4 Fourth Amendment, dated September 10, 2007, to the Exchange Agreement dated September 15, 2004, . incorporated by reference to Exhibit D to the Proxy Statement of OVGL filed on November 13, 2007. .


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 19, 2008

s/s Vladimir Fabert
---------------------
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